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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                        (Amendment No. ________________)*

                                The Cronos Group
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                                (Name of Issuer)

                     Common Stock, par value $2.00 per share
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                         (Title of Class of Securities)

                                   L20708 10 8
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                                 (CUSIP Number)

                                December 31, 1998
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]        Rule 13d-1(b)

        [X]        Rule 13d-1(c)

        [ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                  L20708 10 8
CUSIP No. ................................

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1.    Names of Reporting Persons.

      Lawrence A. Heller

      I.R.S. Identification Nos. of above person (entities only)

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [X]

      (b) [ ]

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3.    SEC Use Only

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4.    Citizenship or Place of Organization           United States

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Number of            5.  Sole Voting Power           452,600
Shares
Beneficially     ---------------------------------------------------------------
Owned by Each        6.  Shared Voting Power         0
Reporting
Person With:     ---------------------------------------------------------------
                     7.  Sole Dispositive Power      452,600

                 ---------------------------------------------------------------
                     8.  Shared Dispositive Power    0

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person       452,600

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10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)                                                     [ ]

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11.   Percentage of Class Represented by Amount in Row (9)                  5.1%

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12.   Type of Reporting Person (See Instructions)                             IN

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                  L20708 10 8
CUSIP No. ................................

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1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above person (entities only)

      Quadrangle Offshore (Cayman) LLC

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [X]

      (b) [ ]

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3.    SEC Use Only

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4.    Citizenship or Place of Organization           Cayman Islands, B.W.I.

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Number of            5.  Sole Voting Power           452,600
Shares
Beneficially     ---------------------------------------------------------------
Owned by Each        6.  Shared Voting Power         0
Reporting
Person With:     ---------------------------------------------------------------
                     7.  Sole Dispositive Power      452,600

                 ---------------------------------------------------------------
                     8.  Shared Dispositive Power    0

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person       452,600

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10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)                                                     [ ]

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11.   Percentage of Class Represented by Amount in Row (9)                  5.1%

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12.   Type of Reporting Person (See Instructions)                             CO

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Item 1(a).        Name of Issuer:

                  The name of the issuer is The Cronos Group (the "Company").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The principal executive offices of the Company are located at Orchard Lea, Winkfield Lane, Winkfield Windsor, Berkshire SL4 4RV, England.

Item 2(a).        Name of Person Filing:

                  Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13G is being filed jointly by Lawrence A. Heller, an individual, and Quadrangle Offshore (Cayman) LLC, a Cayman Islands, B.W.I. company ("Quadrangle LLC"). Mr. Heller and Quadrangle LLC (collectively, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(1) of the Exchange Act.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The principal business address of Mr. Heller is 6 East 45th Street, Suite 805, New York, New York 10017. The principal business address of Quadrangle LLC is c/o Goldman Sachs (Cayman) Trust, Ltd., Harbour Centre, 2nd Floor, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, B.W.I.

Item 2(c).        Citizenship:

                  Mr. Heller is a United States citizen. Quadrangle LLC is a company organized in the Cayman Islands, B.W.I.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $2.00 per share ("Common Stock")

Item 2(e).        CUSIP Number:

                  L20708 10 8

Item 3. If This Statement is Filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a)         [ ] Broker or dealer registered under Section 15 of the
                      Exchange Act.

      (b)         [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)         [ ] Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

      (d)         [ ] Investment Company registered under Section 8 of the
                      Investment Company Act.

      (e)         [ ] An investment advisor in accordance with
                      Rule 13d-1(b)(1)(ii)(E).


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                                                                     Page 5 of 8

      (f)         [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

      (g)         [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

      (h)         [ ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.

      (i)         [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

      (j)         [ ] Group in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box.  [X]

Item 4.           Ownership.

                  QUADRANGLE LLC

                  Quadrangle LLC is the direct beneficial owner of 452,600 shares of Common Stock which represent 5.1% of the outstanding shares of Common Stock of the Company (based on 8,858,000 shares of Common Stock issued and outstanding as of July 15, 1998, as set forth in the Company's Annual Report on Form 20F for the year ended December 31, 1997). Quadrangle LLC has the sole power to vote and dispose of all such shares.

                  LAWRENCE A. HELLER

                  Lawrence Heller, as the managing member of L. Heller Advisors, LLC, the portfolio manager of Quadrangle LLC, is the indirect beneficial owner of 452,600 shares of Common Stock which represent 5.1% of the outstanding shares of Common Stock of the Company (based on 8,858,000 shares of Common Stock issued and outstanding as of July 15, 1998, as set forth in the Company's Annual Report on Form 20F for the year ended December 31, 1997). Mr. Heller, as portfolio manager of Quadrangle LLC, has the sole power to vote and dispose of all such shares.

Item 5.           Ownership of Five Percent or Less of a Class

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.


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Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certifications.

                  By signing below we certify that to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Material to be Filed as Exhibits.

1. Joint Filing Agreement, dated January 11, 1999, between the Reporting
   Persons.

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                                   SIGNATURE

         After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   January 11, 1999

                                    QUADRANGLE OFFSHORE (CAYMAN) LLC

                                    By:  N.S. NOMINEES LTD., its Director

                                         By: /s/ Martin Lang
                                             -----------------------------
                                             N.S. Nominees Ltd.,
                                             By its duly authorized officer

                                    /s/ Lawrence A. Heller
                                    -------------------------------------
                                    Lawrence A. Heller


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                                                                     Page 8 of 8

                                   EXHIBIT 1


                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock of The Cronos Group, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings. This Joint Filing Agreement may be executed in counterparts, which together shall constitute one and the same instrument.

Dated: January 11, 1999



                                    QUADRANGLE OFFSHORE (CAYMAN) LLC

                                    By:  N.S. NOMINEES LTD., its Director

                                         By: /s/ Martin Lang
                                             -----------------------------
                                             N.S. Nominees Ltd.,
                                             By its duly authorized officer

                                    /s/ Lawrence A. Heller
                                    ---------------------------------------
                                    Lawrence A. Heller